Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 25 - 2012

September 6, 2012

FOR IMMEDIATE RELEASE

NEW DRILL RESULTS CONFIRM HIGH GRADE POTENTIAL AND CONTINUITY OF THE HEVA ZONE

Aurizon Mines Ltd. (TSX: ARZ; NYSE MKT: AZK) is pleased to announce results from the ongoing 2012 exploration program on the Heva and Hosco West Extension areas located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

“These drill results show consistency with the previous drilling around Heva and provides further encouragement to pursue the knowledge required to determine how the non-refractory mineralization occurs at Heva, and what the potential for higher grade refractory ore is at the Hosco West Extension.” said George Paspalas, Aurizon’s President and CEO.  “Our understanding has increased to the point where we have divided Heva into three different and distinct mineralized zones, and coupled with the high grade resource potential at Fayolle, we are excited about the overall potential for the project.”

The focus of this phase of the drill program is Heva and the area adjacent to the proposed Hosco pit, with the objective of identifying additional resources at surface and evaluating underground potential where higher grade trends are present.  The Heva Zone resource inventory is composed of 270,000 ounces at 1.9 grams of gold per tonne in the measured and indicated category and 421,000 ounces at 1.7 grams of gold per tonne in the inferred category, using a cut-off grade of 0.5 grams of gold per tonne over a minimum width of 5 metres; and 59,000 ounces at 2.8 grams of gold per tonne below 300 metres, in the inferred category, using a cut-off grade of 2.0 grams of gold per tonne (Reference: “Technical Report Mineral Resources Estimation Joanna gold deposit Aurizon Mines Ltd. - September 2011 Update”, SGS Geostat Ltd., filed on Sedar).  Since this last resource estimation, 170 new holes have been added.

This press release includes 26 new holes located along a 2.8 kilometre portion of the Cadillac Fault system.  The results received either extend or confirm the influence of high grade trends previously identified (see Aurizon press release dated July 9, 2012).

Using a minimum cut-off parameter of 0.5 grams of gold per tonne over 5 meters between surface and a vertical depth of 200 metres, twelve (12) holes returned between one and five mineralized intersections.

Using a cut-off grade of 3.0 grams of gold per tonne over a minimum true thickness of 3 metres, fifteen (15) holes returned one to two positive intervals down to a maximum depth of 400 metres.

Best results include the following:

Zone/area	Hole	Section (metres)	From (metres)	To(metres)	True width (metres)	Grade (grams of gold per tonne)
Hosco West Extension	JA-12-1013	6950	243	249	5.2	6.4

Heva East	JA-12-1056	6400	293	296.9	3.0	6.3

Heva	JA-12-1046	5750	150	153.2	3.0	9.4
	JA-12-1048	5675	129	145.5	15	7.5
		incl.	138	143	4.6	20.8
		incl.	138	139	0.9	98.0
Heva West	JA-12-1045	4450	288	291.2	3.0	12.4

News Release – September 6 2012 New Drill Results Confirm High Grade Potential and Continuity of the Heva Zone	Page | 2

Hosco West (sections 7200 to 6650)

Hosco West corresponds to a 50 to 200 metre continuous gold bearing alteration zone recognized along a strike length of 600 metres from section 7250 (corresponding to the West Hosco pit limit) to section 6650.

Mineralization was intersected in six of seven holes with grades varying between 3 and 6.5 grams of gold per tonne over an average thickness of 4 metres. Mineralized intervals are located between 175 and 350 vertical meters. Actual drilling coverage indicates open down dip and westward extensions.

Heva East (sections 6650 to 5750)

The transition along strike between the Hosco and Heva mineralization is marked by a strongly altered and mineralized intrusion located 35 metres south of the Cadillac Fault and surrounded by a thick envelope of massive amphibolite.

In this environment, high grade gold mineralization is associated to quartz veins stockworks with disseminated pyrite and pyrrhotite inside the intrusion, in close proximity to the contact.  A mineralized envelope contour remains to be defined.  Hole JA-12-1056, located at 100 metres from the nearest information, intersected 6.3 grams of gold per tonne over 3 metres at 300 vertical meters.

Heva (sections 5750 to 5000)

The 150 metre wide section of the Cadillac Fault, corresponding to the eastern end of the Heva Zone, has been heavily tested as a result of  the high metal factors identified immediately west of the area (see Aurizon press release dated August 11, 2011).  In this area, gold mineralization is enclosed inside a 10 to 75 metre thick strongly silicified and veined envelope following the Cadillac Fault.

Of 10 holes drilled to intersect the mineralization down to 200 vertical meters, 5 holes returned a mineralized interval showing grades between 5.0 and 9.0 grams of gold per tonne over thicknesses varying between 3 and 7 metres.  The best result came from hole JA-12-1048, with an average of 7.5 grams of gold per tonne over 15 metres including 98.0 grams per tonne over 0.9 metre.

Heva West (sections 5000 to 4200)

Five (5) holes have been drilled along the western extension of the Heva deposit where positive results were recently reported (see Aurizon press release dated July 9, 2012).  Hole JA-12-1045 which is located at the western limit of the mineralized area returned a result of 12.4 grams of gold per tonne over 3.0 metres.  The four remaining holes, located west of JA-12-1045, returned intervals in the range of 1.0 to 3.0 grams of gold per tonne over 3 to 5 metres.  Heva West mineralization is in the form of free visible gold in veins and veinlets concentrated near the contact of a continuous amphibolites unit.

Geology

The different gold bearing sectors are all located south of the Cadillac Fault and range from the fault to a distance of 20 to 30 metres.  Dip variations are common along strike, going from 50° to 65° north.

Unlike the Hosco zone, the Heva mineralization is characterized by common free visible gold with varied pyrrhotite concentrations.  Arsenopyrite is sporadically observed in minute amounts.  The transition between the two types of mineralization is observed at the limit of the Hosco West extension.  Quartz veining, associated with a diffuse silicification, can represent up to 50% of some mineralized intervals.

An improved understanding of the distribution of a higher metal factor (grade X thickness) is required, and different plunging hypothesis are also being tested using 50 to 150 metre drill spacing.  On the geological side, more interpretation work is planned to improve the drill strategy.

News Release – September 6 2012 New Drill Results Confirm High Grade Potential and Continuity of the Heva Zone	Page | 3

“Recent results confirm the consistency of each mineralized sector by adding similar grades and thicknesses, which are compatible with underground resource parameters.  By extending the drilling pattern, we expect to be able to link together mineralized areas to generate a kilometric lateral continuity.” said Martin Demers, General Manager of Exploration.

Outlook

Three drill rigs are currently active on the property to complete approximately 10,000 metres of drilling. The focus will be to establish the connection between areas with better grades and thicknesses in order to expand and improve the resource base.

It is expected that an in-pit resource update will be initiated following this drilling program on Heva.

Quality Control and Qualified Persons

Core assays are performed on core sawed in half, with standard ALS Chemex preparation and fire assay on 30-gram preparation followed by atomic absorption finish.  All assays above 10 grams of gold per tonne are replicated on the same pulp preparation using a gravity finish.  Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control and controlled at assay’s reception.   Assay checking on pulp and coarse rejects are carried out on approximately 15% of samples.  For additional information on Quality Assurance and Quality control, refer to the current technical report on the property titled, “NI 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project, Rouyn Noranda, Quebec, Aurizon Mines Ltd. September 2011 Updated”, filed on Sedar at www.sedar.com.  Primary assaying is performed by ALS Chemex and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., General Manager of Exploration, a qualified person as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Heva area of the Joanna property.  Detailed results from the additional holes are reported in the tables attached.  All other information previously released on the Joanna Project is available on the Aurizon website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)Email: info@aurizon.com   Website:  www.aurizon.com

News Release – September 6 2012 New Drill Results Confirm High Grade Potential and Continuity of the Heva Zone	Page | 4

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", “has the potential” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on the Company's website at www.aurizon.com and on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release – September 6 2012 New Drill Results Confirm High Grade Potential and Continuity of the Heva Zone	Page | 5
Hosco West Extension
From surface down to 200mtres : cut-off grade of 0.5 g/t over a minimum width of 5 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (g/t Au)
JA-12-1013	6950	187.5	205.5	18.0	15.4	1.7
	incl.	202.0	205.5	3.5	3.0	3.2

Hosco West Extension
Under 200 metres : cut-off grade of 3 g/t over a minimum width of 3 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (g/t Au)
JA-12-1013	6950	238.5	253.5	15.0	12.9	3.0
	incl.	243.0	249.0	6.0	5.2	6.4
JA-12-1038	7100	300.0	304.5	4.5	3.9	3.2
JA-12-1039	7150	NS*
JA-12-1040	6900	304.5	307.8	3.3	3.0	3.6
		336.0	344.0	8.0	3.0	5.5
JA-12-1057	6950	443.0	447.0	4.0	3.8	3.2
JA-12-1058	6850	398.0	402.0	4.0	3.9	5.0
JA-12-1059	6800	410.7	414.0	3.3	3.0	3.6
		439.0	442.3	3.3	3.0	3.1

Heva East
Under 200 metres : cut-off grade of 3 g/t over a minimum width of 3 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (g/t Au)
JA-12-1051	6100	NS*
JA-12-1052	6100	NS*
JA-12-1056	6400	293.0	296.9	3.9	3.0	6.3
	incl.	293.0	294.0	1.0	0.8	20.6

NS*: No significant value

News Release – September 6 2012 New Drill Results Confirm High Grade Potential and Continuity of the Heva Zone	Page | 6
Heva
From surface down to 200 metres : cut-off grade of 0.5 g/t over a minimum width of 5 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (g/t Au)
JA-12-1046	5750	133.2	146.0	12.8	12.2	1.4
		133.2	136.4	3.2	3.0	2.8
		150.0	165.2	15.2	14.4	2.9
	incl.	150.0	153.2	3.2	3.0	9.4
	incl.	152.0	153.0	1.0	1.0	19.9
		158.0	161.2	3.2	3.0	3.0
JA-12-1047	5750	146.0	153.0	7.0	6.3	1.1
		193.0	198.6	5.6	5.0	1.5
		196.1	199.5	3.4	3.0	2.4
		244.5	250.1	5.6	5.0	1.1
JA-12-1049	5675	136.4	178.5	42.1	34.5	1.3
JA-12-1048	5675	129.0	145.5	16.5	15.0	7.5
	incl.	138.0	143.0	5.0	4.6	20.8
	incl.	138.0	139.0	1.0	0.9	98.0
JA-12-1050	5675	153.2	191.0	37.9	28.7	2.0
		156.0	161.0	5.0	3.8	7.6
	incl.	156.0	158.0	2.0	1.5	13.6
		167.0	171.0	4.0	3.0	3.0
		217.5	224.1	6.6	5.0	1.0
JA-12-1066	5675	193.5	198.0	4.5	3.0	3.6
		193.5	201.1	7.6	5.0	2.2
JA-12-1067	5650	111	122	11	8.40	3.2
		142.5	168	25.5	19.80	1.2
	incl.	146	149.87	3.87	3.00	3.0
JA-12-1068	5625	36.4	57.8	21.4	18.8	2.1
		35.6	39.0	3.4	3.0	2.1
		51.0	57.8	6.8	6.0	3.8
		54.4	57.8	3.4	3.0	5.1
	incl.	57.0	57.8	0.8	0.7	19.0
JA-12-1069	5600	NS
JA-12-1087	5675	49.5	54.8	5.3	5.0	1.1
		61.5	91.6	30.1	28.6	2.6
		73.5	81.0	7.5	7.1	6.6
	incl.	75.0	76.5	1.5	1.4	20.2
		179.2	184.5	5.3	5.0	1.4
		181.3	184.5	3.2	3.0	2.2
JA-12-1089	5675	74.0	84.0	10.0	6.8	0.9
		88.0	103.0	15.0	10.4	0.6
		120.0	139.5	19.5	13.9	0.8

News Release – September 6 2012 New Drill Results Confirm High Grade Potential and Continuity of the Heva Zone	Page | 7
Heva West
From surface down to 200mtres : cut-off grade of 0.5 g/t over a minimum width of 5 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (g/t Au)
JA-12-1042	4250	232.6	237.7	5.1	5.0	1.4
JA-12-1045	4447	22.5	27.8	5.3	5.0	1.5
	incl.	22.5	25.7	3.2	3.0	2.1
		39.0	46.5	7.5	7.1	1.5

Heva West
Under 200 metres : cut-off grade of 3 g/t over a minimum width of 3 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (g/t Au)
JA-12-1035	4450	NS*
JA-12-1041	4377	NS*
JA-12-1042	4250	NS*
JA-12-1044	4339	NS*
JA-12-1045	4447	288.0	291.2	3.2	3.0	12.4
	incl.	289.5	290.0	0.5	0.5	77.9

NS*: No significant value

AURIZON
MINES LTD.
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
September 6, 2012
W
E
Surface
5000E
6000E
7000E
5010m
Heva Area
Hosco Area
7.4/5.0
inc. 12.4/3.0
2.1/18.8
inc. 5.1/3.0
2.6/28.6
inc. 6.6/7.1
3.2/8.4
1.2/19.8
inc. 3.0/3.0
3.6/3.0
7.5/15.0
inc. 20.8/4.6
inc. 98.0/0.9
2.9/14.4
inc. 9.4/3.0
1.3/34.5
2.0/28.7
inc. 7.6/3.8
Visible Gold
assays pending
6.3/3.0
1.8/28.9
1.1/22.0
inc. 3.6/3.0
5.0/3.9
3.6/3.0
3.1/3.0
5.5/3.0
1.7/15.4
inc. 3.2/3.0
6.4/5.2
3.2/3.9
3.2/3.8
-200m
4700m
4400m
Low As
High As
Heva West
Heva
Heva East
Hosco West Extension
0
200m
New hole reported
2.4/15.0 -g/t Au/m (true width)
Mineralized Intercepts Drilled by Aurizon
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Inferred Resources Underground
Past Production
Existing Infrastructure
Pit Contour
5 km
Low As
High As
Pit Outline
Heva West
Heva
Heva East
Hosco West Extension
Hosco
Hosco East
Alexandria
Hosco Area
Mineral Reserves & Resources (In Pit)
Proven & Probable Reserves : 1,660,400 oz
Measured & Indicated Resources : 601,000 oz
Inferred Resources : 266,000 oz
as of December 31, 2011
Joanna
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
In Pit Resource Contour
AURIZON
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources

Reference: News Release Issue No. 25-2012